UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2011

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82.)

 GRUPO TELEVISA SUBSCRIBES MERGER AGREEMENT BETWEEN ANTENA 3 AND LA SEXTA

Mexico City, December 14, 2011 – Grupo Televisa, S.A.B. (“Televisa”; NYSE:TV; BMV:TLEVISA CPO) announced today that it will participate in the merger agreement (the “Merger Agreement”) between Antena 3 de Televisión, S.A. ("Antena 3") and Gestora de Inversiones Audiovisuales La Sexta, S.A. ("La Sexta"), together with both companies, the remaining shareholders of La Sexta (GAMP Audiovisual, S.A. and Gala Desarrollos Comerciales, S.L.), and Imagina Media Audiovisual, S.L. ("Imagina"). Televisa holds a 40.8% equity interest in La Sexta.

Under the terms of the agreement, and subject the transaction being approved, La Sexta will be merged into Antena 3 and its shareholders will receive up to a 14% equity stake in Antena 3, a portion of which is conditioned on Antena 3 achieving certain profitability goals.

However, according to the previous announcement made today whereby Televisa exchanges its 40.8% equity stake in La Sexta for a 14.5% equity participation in Imagina, Televisa does not expect to receive Antena 3 shares. Therefore, as established in the Merger Agreement, once the exchange has taken place, Televisa will transfer the totality of its contractual rights and obligations established in the Merger Agreement to Imagina.

About Televisa

Grupo Televisa, S.A.B., is the largest media company in the Spanish-speaking world based on its market capitalization and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay-television networks, international distribution of television programming, direct-to-home satellite services, cable television and telecommunication services, magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, the operation of a horizontal internet portal, and gaming.

This press release contains forward-looking statements regarding Grupo Televisa’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in Televisa’s annual report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of Televisa. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. Grupo Televisa S.A.B. does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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Investor Relations Contacts:	Media Relations Contacts:

Carlos Madrazo	Manuel Compeán
María José Cevallos	Tel: (5255) 5728 3815
Tel: (5255) 5261-2445	Fax: (5255) 5728 3632
Fax: (5255)5261-2494	mcompean@televisa.com.mx
ir@televisa.com.mx	http://www.televisa.com
http://www.televisa.com
http://www.televisair.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: December 14, 2011	By:	/s/ Joaquín Balcárcel Santa Cruz
		Name:	Joaquín Balcárcel Santa Cruz
		Title:	General Counsel